

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0097)



Interim Results 2005|06

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2005, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$1,802 million and earnings per share was HK$0.64. This profit figure included a revaluation surplus on investment properties net of deferred tax of HK$856 million and represents an increase of HK$854 million or 90% over the restated consolidated net profit for the same period in the previous financial year.

If the revaluation surplus on investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$946 million, showing an increase of HK$100 million over the restated underlying net profit of HK$846 million for the same period in the previous financial year. Underlying earnings per share was HK$0.34, representing an increase of 12% over that for the same period in the previous financial year.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 26th April, 2006.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 24th April, 2006 to Wednesday, 26th April, 2006, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 21st April, 2006. Warrants for the interim dividend will be sent to shareholders on Thursday, 27th April, 2006.

CONSOLIDATED INCOME STATEMENT — UNAUDITED

	Notes	For the six months ended 31st December, 2005 HK$'000	2004 (restated) HK$'000
Turnover	4	**611,298**	698,961
Direct operating costs		**(264,361)**	(309,185)
		346,937	389,776
Other income		**60,217**	27,268
Unrealised holding gain on investments in securities		**—**	24,056
Fair value gain of investment properties		**674,662**	—
Impairment loss on goodwill arising from acquisition of subsidiaries	5	**(161,846)**	—
Write back of allowance for completed properties of sale		**14,227**	—
Selling and distribution costs		**(28,869)**	(28,872)
Administrative expenses		**(86,965)**	(88,051)
Finance costs	6	**(6,136)**	(6,902)
Share of results of associates		**1,094,611**	742,487
Amortisation of goodwill		**—**	(30,422)
Negative goodwill released to income		**—**	4,313
Profit before taxation	7	**1,906,838**	1,033,653
Taxation	8	**(97,824)**	(45,627)
Profit for the period		**1,809,014**	988,026
Attributable to:			
Equity holders of the Company		**1,802,054**	947,676
Minority interests		**6,960**	40,350
		1,809,014	988,026
Dividends	9	**366,253**	366,253
Earnings per share	10	**HK$0.64**	HK$0.34

CONSOLIDATED BALANCE SHEET

	Notes	At 31st December, 2005 (unaudited) HK$'000	At 30th June, 2005 (audited) (restated) HK$'000
Non-current assets			
Investment properties		**5,675,366**	5,000,682
Prepaid lease payments		**79,722**	80,562
Property, plant and equipment		**1,221,670**	1,247,233
Properties held for development		**11,016**	11,016
Interests in associates		**14,604,335**	13,715,674
Investments in securities		**—**	241,640
Available-for-sale investments		**240,228**	—
Held-to-maturity investments		**11,465**	—
Amounts due from minority shareholders		**—**	80,930
Debtors, deposits and prepayments	11	**124,997**	132,863
Instalments receivable		**4,750**	4,901
Deferred tax assets		**2,943**	—
		21,976,492	20,515,501
Current assets			
Inventories		**37,170**	29,166
Prepaid lease payments		**1,679**	1,679
Completed properties for sale		**259,932**	248,085
Debtors, deposits and prepayments	11	**309,660**	348,788
Instalments receivable		**749**	576
Amounts due from associates		**43,945**	42,009
Amounts due from investee companies		**5,484**	6,502
Amounts due from minority shareholders		**80,930**	—
Pledged bank deposits		**20,205**	20,205
Bank balances and cash		**2,450,802**	2,779,950
		3,210,556	3,476,960
Current liabilities			
Creditors and accrued expenses	12	**277,383**	249,800
Amounts due to associates		**808**	2,485
Amounts due to minority shareholders		**140,715**	—
Taxation		**65,289**	185,330
Borrowings		**174,576**	126,910
Obligations under finance leases		**116**	114
		658,887	564,639
Net current assets		**2,551,669**	2,912,321
		24,528,161	23,427,822

	Notes	At 31st December, 2005 (unaudited) HK$'000	At 30th June, 2005 (audited) (restated) HK$'000
Capital and reserves			
Share capital		**563,466**	563,466
Reserves		**22,461,108**	20,952,934
Equity attributable to equity holders of Company		**23,024,574**	21,516,400
Minority interests		**653,234**	744,759
Total equity		**23,677,808**	22,261,159
Non-current liabilities			
Creditors and accrued expenses	12	**40,065**	31,017
Borrowings		**89,986**	135,679
Deferred tax liabilities		**633,667**	554,729
Obligations under finance leases		**350**	416
Amounts due to minority shareholders		**—**	143,588
Amount due to a fellow subsidiary		**86,285**	301,234
		850,353	1,166,663
		24,528,161	23,427,822

1 BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 *Interim financial reporting* issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2 PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost basis as modified for the revaluation of certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Hotel properties

Hong Kong Interpretation 2 *The appropriate accounting policies for hotel properties* clarifies the accounting policy for owner-operated hotel properties. In previous periods, the Group's self-operated hotel properties were carried at revalued amounts and were not subject to depreciation. Hong Kong Interpretation 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16, *Property, plant and equipment*, and therefore be accounted for either using the cost model or the revaluation model. The Group has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in Hong Kong Interpretation 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 *Leases*. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact). Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Financial instruments

In the current period, the Group has applied HKAS 32 *Financial Instruments: Disclosure and Presentation* and HKAS 39 *Financial Instruments: Recognition and measurement*. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any). From 1st July, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On 1st July, 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39.

Financial assets and financial liabilities other than debts and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

3 SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	Six months ended 31st December, 2005				
	HK INT 2, HKAS 16 & HKAS 17	HKAS 40	HKAS INT 21	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Increase in depreciation and amortisation	(4,239)	—	—	—	(4,239)
Increase in fair value gain of investment properties	—	674,662	—	—	674,662
Increase (decrease) in share of results of associates	5,107	309,580	(54,005)	(714)	259,968
Decrease in amortisation of goodwill	—	—	—	30,422	30,422
Decrease in negative goodwill released to income	—	—	—	(4,313)	(4,313)
Decrease (increase) in deferred tax	448	—	(77,589)	—	(77,141)
Increase (decrease) in profit	1,316	984,242	(131,594)	25,395	879,359

	Six months ended 31st December, 2004				
	HK INT 2, HKAS 16 & HKAS 17	HKAS 40	HKAS INT 21	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Increase in depreciation and amortisation	(4,239)	—	—	—	(4,239)
Increase (decrease) in share of results of associates	4,999	94,210	(15,594)	—	83,615
Decrease in deferred tax	448	—	—	—	448
Increase (decrease) in profit	1,208	94,210	(15,594)	—	79,824

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	At 30th June, 2005 (originally stated)	HKAS 1	HK INT 2, HKAS 16 & HKAS 17	At 30th June, 2005 (restated)	HKAS 39	HKFRS 3	At 1st July, 2005 (restated)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property, plant and equipment	1,835,530	—	(588,297)	1,247,233	—	—	1,247,233
Prepaid lease payments	—	—	82,241	82,241	—	—	82,241
Interests in associates	14,556,825	—	(841,151)	13,715,674	—	118,948	13,834,622
Investments in securities	241,640	—	—	241,640	(241,640)	—	—
Held-to-maturity investments	—	—	—	—	11,465	—	11,465
Available-for-sale investments	—	—	—	—	230,175	—	230,175
Deferred tax liabilities	(565,828)	—	11,099	(554,729)	—	—	(554,729)
Total effects on assets and liabilities		—	(1,336,108)		—	118,948	
Property valuation reserve	1,313,787	—	(1,313,787)	—	—	—	—
Retained profits	14,381,179	—	(22,321)	14,358,858	—	118,948	14,477,806
Minority interests	—	744,759	—	744,759	—	—	744,759
Total effects on equity		744,759	(1,336,108)		—	118,948	
Minority interests	744,759	(744,759)	—	—	—	—	—

The financial effects of the application of the new HKFRSs to the Group's equity at 1st July, 2004 are summarised as follows:

	As originally stated	HK INT 2, HKAS 16 & HKAS 17	As restated
	HK$'000	HK$'000	HK$'000
Property revaluation reserve	1,293,987	(1,293,987)	—
Retained profits	11,664,871	(24,811)	11,640,060

At the date of authorisation of this financial report, the Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group anticipate that the application of these standards or interpretations will have no material impact on the financial report of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]

HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) - INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) - INT 6	Liabilities arising from participating in a specific market -waste electrical and electronic equipment[3]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.

[2] Effective for annual periods beginning on or after 1st January, 2006.

[3] Effective for annual periods beginning on or after 1st December, 2005.

[4] Effective for annual periods beginning on or after 1st March, 2006.

4 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	- property rental
Hotel operation	- hotel operations and management
Department store	- department store operations and management
Infrastructure	- infrastructure project investment
Others	- sale of properties, provision of cleaning and security guard services, securities investments, retail business and provision of information technology services

Segment information about these businesses is presented below:

For the six months ended 31st December, 2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	311,238	47,014	71,116	92,368	89,562	—	611,298
Other income	1,967	60	772	573	2,425	—	5,797
External income	313,205	47,074	71,888	92,941	91,987	—	617,095
Inter-segment income	21,363	—	3	—	3,071	(24,437)	—
Total income	334,568	47,074	71,891	92,941	95,058	(24,437)	617,095

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	195,377	6,293	5,544	51,695	(9,497)	—	249,412
Interest income	2	—	—	5,379	49,039	—	54,420
Fair value gain of investment properties	674,662	—	—	—	—	—	674,662
Impairment loss on goodwill arising from acquisition of subsidiaries	—	—	—	—	(161,846)	—	(161,846)
Write back of allowance for completed properties of sale	—	—	—	—	14,227	—	14,227
Unallocated corporate expenses							(12,512)
Finance costs							(6,136)
Share of results of associates							1,094,611
Profit before taxation							1,906,838
Taxation							(97,824)
Profit for the period							1,809,014

For the six months ended 31st December, 2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated (restated) HK$'000
INCOME AND RESULTS							
Turnover	296,143	60,470	64,800	152,851	124,697	—	698,961
Other income	2,986	—	755	979	1,757	—	6,477
External income	299,129	60,470	65,555	153,830	126,454	—	705,438
Inter-segment income	26,283	—	—	—	1,452	(27,735)	—
Total income	325,412	60,470	65,555	153,830	127,906	(27,735)	705,438

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated (restated) HK$'000
Segment results	177,581	7,435	4,429	107,243	(2,144)	—	294,544
Interest income	22	—	—	5,453	15,316	—	20,791
Unrealised holding gain on investments in securities	—	—	—	—	24,056	—	24,056
Unallocated corporate expenses							(15,214)
Finance costs							(6,902)
Share of results of associates							742,487
Amortisation of goodwill							(30,422)
Negative goodwill released to income							4,313
Profit before taxation							1,033,653
Taxation							(45,627)
Profit for the period							988,026

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, cleaning and security guard services, securities investment and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the six months ended 31st December, 2005

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**518,930**	**92,368**	**611,298**
Other income	**5,224**	**573**	**5,797**
External income	**524,154**	**92,941**	**617,095**

For the six months ended 31st December, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	546,110	152,851	698,961
Other income	5,498	979	6,477
External income	551,608	153,830	705,438

5 IMPAIRMENT LOSS ON GOODWILL ARISING FROM ACQUISITION OF SUBSIDIARIES

After assessing the prospects of the various business segments of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, Henderson Land Development Company Limited, an intermediate holding company of the Company, The Hong Kong and China Gas Company Limited ("Hong Kong China Gas"), an associate of the Company, Henderson Cyber and the Company jointly announced in August 2005 the privatisation of Henderson Cyber by Hong Kong China Gas and the Company, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8th December, 2005. In view of the continuous operating loss incurred since incorporation of Henderson Cyber, the directors considered that the goodwill arising on the extinguishments of the relevant shares of Henderson Cyber by acquisition of additional interest in Henderson Cyber by the Company amounting to HK$161,846,000 was proved to be impaired.

6 FINANCE COSTS

	For the six months ended 31st December,	
	2005 HK$'000	2004 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**5,867**	5,917
Finance lease	**10**	—
Other borrowings	**259**	985
	6,136	6,902

7 PROFIT BEFORE TAXATION

	For the six months ended 31st December,	
	2005	2004 (restated)
	HK$'000	HK$'000
Profit before taxation have been arrived at after charging:		
Amortisation of prepaid lease payments	**840**	840
Cost of inventories recognized as an expense	**64,432**	60,788
Cost of properties recognized as an expense	**2,379**	283
Depreciation and amortisation	**43,780**	45,154
Staff costs	**100,273**	128,049
Share of tax of associates (included in share of results of associates)	**142,165**	158,696

8 TAXATION

	For the six months ended 31st December,	
	2005	2004 (restated)
	HK$'000	HK$'000
The charges comprises:		
Current tax		
— Hong Kong	**30,679**	28,987
— Other regions in the PRC	**8,668**	16,354
	39,347	45,341
Overprovision in prior year — Hong Kong	**(17,519)**	(11)
Deferred tax		
— Current period	**88,800**	297
— Overprovision in prior year	**(12,804)**	—
	75,996	297
	97,824	45,627

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

9 DIVIDENDS

	For the six months ended 31st December,	
	2005	2004
	HK$'000	HK$'000
Interim dividend of HK$0.13 per share (2004: HK$0.13 per share)	**366,253**	366,253

10 EARNINGS PER SHARE

The calculation of earnings per share attributable to the ordinary equity holders of the Company is based on the net profit for the period of HK$1,802,054,000 (For the six months ended 31.12.2004: HK$947,676,000, restated) and on 2,817,327,395 (31.12.2004: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the six months ended 31st December, 2005 and 31st December, 2004.

11 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) is as follows:

	At 31st December, 2005	At 30th June, 2005
	HK$'000	HK$'000
Under 1 month overdue	**27,863**	114,938
1 to 3 months overdue	**34,731**	16,419
More than 3 months overdue but less than 6 months overdue	**50,910**	4,413
Over 6 months overdue	**73,981**	32,391
	187,485	168,161
Prepayment, deposits and other receivables — current portion	**122,175**	180,627
	309,660	348,788
Prepayment, deposits and other receivables — non-current portion	**124,997**	132,863
	434,657	481,651

12 **CREDITORS AND ACCRUED EXPENSES**

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Due within 1 month or on demand	**153,225**	123,507
Due after 1 month but within 3 months	**40,789**	42,982
Due after 3 months but within 6 months	**3,051**	3,318
Due after 6 months	**6,266**	7,930
	203,331	177,737
Rental deposits and other payables — current portion	**74,052**	72,063
	277,383	249,800
Rental deposits and other payables — non-current portion	**40,065**	31,017
Total creditors and accrued expenses	**317,448**	280,817

OTHER INFORMATION

Review of Interim Results

The unaudited interim results for the six months ended 31st December, 2005 have been reviewed by the auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2006 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2005.

Code on Corporate Governance Practices

During the six months ended 31st December, 2005, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Property Rental

The rental property market in Hong Kong has shown gradual recovery. During the period under review, total rental income of the Group amounted to approximately HK$335 million. This showed an increase of 3% as compared with the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group amounted to approximately 1.9 million sq.ft. in total attributable gross floor area, with average occupancy standing high at 94%.

Hotel & Department Store Operations

With the official opening of the Hong Kong Disneyland and the holding of WTO Ministerial Conference in the second half of 2005, tourist arrivals to Hong Kong continue to be on the rise. However, in view of the increase in the supply of hotel rooms in Hong Kong, competition in the local hotel industry has increased. Nevertheless, during the period under review, notwithstanding that the average occupancy level of the Newton Hotel Hong Kong and the Newton Hotel Kowloon showed a slight decrease, substantial increase was recorded in room tariff rates. Benefiting from the recovery in local consumer spending and the relaxation policy of the central government in Mainland China that brought about increasing tourists under the "Individual Visit Scheme", the retailing business of the Group operated under its Citistore outlets recorded a moderate increase in turnover as compared to that of the corresponding period in the previous financial year.

Other Investments

China Investment Group Limited, a 64%-owned subsidiary of the Company, is engaged in the toll-bridge and toll-road joint venture operations in the Mainland. Owing to the repair work undertaken for the Hang Zhou Qiangjiang Third Bridge, turnover from the infrastructural business of the Group reduced substantially by 40%. Henderson Cyber Limited, which is 78.69% held by the Group, is engaged in the provision of "iCare" broadband service, merchandising as well as data centre and intelligent building services.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit after taxation attributable to shareholders amounted to HK$5,281 million in the financial year ended 31st December, 2005. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004. This group concluded a joint venture piped gas project in Xi'an, Shaanxi Province in early 2006, which is its largest gas investment project on the Mainland to date, and has laid a foundation for its future move into northwestern China, a huge market noted for its rapid economic growth. Altogether, this group now has city piped gas joint venture projects in 31 mainland cities across various districts. This group successfully entered the Mainland's water sector after concluding three water projects in 2005.

In Hong Kong, this group continues to expand its gas supply network. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island last year. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, this group is laying a twin submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas. On the property development front, this group has a 15.79% interest (15% interest at the end of 2005) in the International Finance Centre and 50% interest in the Grand Promenade, both of which were entirely completed during the period

under review. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project has been named the Grand Waterfront and, with the inclusion of the commercial area, will provide a total gross floor area of approximately 1.11 million sq.ft. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2005 amounting to HK$243 million, representing a decrease of 26% as compared to that recorded in 2004. During the year, this group recorded an operating profit of approximately HK$192 million from the sale of approximately 350 residential units of Metro Harbour View, with a value of approximately HK$420 million. Rental income from the commercial arcade, Metro Harbour Plaza, amounted to HK$15.5 million for the year. The occupancy rate as at the end of the year was approximately 96% after taking into account the committed tenancies. In respect of the development site at No. 222 Tai Kok Tsui Road, foundation work had been completed and construction of the superstructure was in good progress. The site is being developed into a residential-cum-commercial property of a total gross floor area of approximately 320,000 sq.ft. The target date for completion of the project is late 2008. Construction work in respect of Nos. 43-51A Tong Mi Road had been substantially finished and this project will be ready for sale in the first half of this year. The demolition work for No. 6 Cho Yuen Street, Yau Tong had been completed and construction work is expected to commence in the second half of 2006. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. The substantial increase of fuel oil price led to a deficit of HK$4 million in Ferry, Shipyard and Related Operations for the year. The operating results of the Travel and Hotel Operations turned from a surplus to a deficit of HK$2.6 million during the year. It is anticipated that the proceeds from the sales of the properties and the rental from commercial arcade will continue to be the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$328 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2005, representing an increase of 115% over the restated profit for the corresponding period of the previous financial year. This group adopted the new accounting policies as stipulated by Hong Kong Institute of Certified Public Accountants, in relation to investment properties and hotels, which led to a reported increase in net profit amounting to HK$179 million. Benefiting from the continuous growth in the local economy, there were improvements in consumer confidence along with healthy growth in the business and leisure travels sectors. Hotel Miramar experienced a respectable growth in its operating results, achieving an average occupancy of 88%, while average room rate improved by almost 20% as compared to that of the previous period. The overall average occupancy rate of the Miramar Shopping Centre and the Hotel Miramar Shopping Arcade reached 87% with only a moderate increase in total rental income. The Miramar Shopping Centre and the Hotel Miramar Shopping Arcade successfully reorganized the tenant mix and upgraded the market position. Average rental for new retail tenants occupying approximately 60,000 sq.ft. of rental area increased by 47% as compared to rentals for previous tenants. For the office market, the Miramar Tower recorded over 95% average occupancy rate. During the period under review, this group sold approximately 20 acres of commercial land in Placer County, California (FY2004: 16 acres of commercial land and 280 residential lots) that contributed to this group's profit. During the period under review, the food and beverage business remained stable, whereas turnover of its travel business increased slightly compared to the same period last year.

Privatisation Scheme

Henderson Cyber

The Company, Henderson Land, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the privatisation proposal of Henderson Cyber by the Company and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the court meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, the Company's interest in Henderson Cyber was increased to approximately 78.69%. The aggregate amount of cancellation price paid by Henderson Investment was HK$252.53 million.

The Company

In November 2002, Henderson Land announced a privatisation proposal of the Company at the cancellation price of HK$7.60 in cash per scheme share in the Company. According to the "The Code on Takeovers and Mergers", one of the conditions to the proposal is that the scheme is not disapproved by more than 10% in value of all the shares held by independent minority shareholders of the Company (the "10% Threshold"). At the court meeting held on 2nd January, 2003, up to 85.6% of the independent minority shareholders of the Company present voted in favour of the scheme. However, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme could not take effect and hence lapsed.

Henderson Land proposed the privatisation of the Company again in November 2005. As announced in December 2005, the cancellation consideration was increased to 1 share in Henderson Land in exchange for every 2.5 scheme shares in the Company. At the court meeting held on 20th January, 2006, a majority up to 85.7% of the independent minority shareholders of the Company present voted in favour of the privatisation proposal. Again, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme still could not take effect and hence lapsed.

FINANCIAL REVIEW

Review of results

During the six-month period which ended on 31st December, 2005, the Group's turnover amounted to approximately HK$611 million, representing a decrease of 12.5% over that recorded in the corresponding period of the previous financial year. Profit attributable to shareholders of the Company amounted to approximately HK$1,802 million in the period under review, representing an increase of 90% over the restated profit of HK$948 million (previously stated as HK$868 million) which was recorded in the corresponding period of the previous financial year. As from the financial year under review, the Group has started to adopt Hong Kong Accounting Standard 16 "Property, Plant and Equipment" ("HKAS 16"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39") and HK Interpretation 2 "The

Appropriate Accounting Policies for Hotel Properties" ("HK Int 2"), which all had their respective effects on the interim results of the Group and also led to the above-mentioned restatement of profit for the previous financial year. The Group's attributable profit excluding the impact of adopting Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40") and HK (SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") on investment properties and income taxes amounted to HK$946 million, representing an increase of 12% over the restated figure of HK$846 million in the corresponding period of the previous financial year.

The Group's total income generated from property rental during the period under review amounted to approximately HK$335 million, showing an increase of 3% over that recorded in the corresponding period of the previous financial year under improving local economic conditions. Profit contribution from this business segment increased by 10% to approximately HK$195 million in the interim period under review.

Subsidiaries of the Group recorded HK$675 million in respect of fair value gain of investment properties during the financial period under review (corresponding period in FY2004 restated: nil) as a result of the adoption of HKAS 40.

During the six-month period which ended on 31st December, 2005, the hotel operation of the Group recorded a profit of approximately HK$6.3 million as compared to a profit of approximately HK$7.4 million registered in the corresponding period of the previous financial year. Also, the Group's department store operation benefited from increased local consumer spending and reported satisfactory growth in profit.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$52 million as compared to HK$107 million recorded for the corresponding period of the previous financial year mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance worked in progress.

The segment of other activities of the Group, which mainly include securities investment, information technology and security services business, registered a combined loss of approximately HK$9.5 million in the interim period under review as compared to a loss of HK$2.1 million which was recorded in the corresponding period of the previous financial year due to increased loss from information technology services and reduced income from security services.

Share of results of associates net of taxation of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$1,095 million as compared to the restated HK$742 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$313 million in respect of increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the associates of the Group. The total profit net of taxation attributed to the three listed associates amounted to HK$1,010 million during the period under review as compared to the

restated HK$670 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$223 million in respect of increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the three listed associates.

The Group recorded HK$162 million impairment loss from privatization of Henderson Cyber Limited during the period under review.

Financial Resources and Liquidity

As at 31st December, 2005, shareholders' fund of the Group amounted to approximately HK$23,025 million, representing an increase of 7% when compared with the restated shareholder' funds of HK$21,516 million as at 30th June, 2005. The Group is in a strong financial position and possesses a large capital base. As at the end of the six-month period under review, the cash holdings of the Group amounted to approximately HK$2,471 million, after netting off the total borrowings that stood at approximately HK$265 million, and the Group was in a net cash position of approximately HK$2,206 million. Except for the portion of the bank borrowings that amounted to approximately HK$225 million related to a subsidiary of the Group that engages in infrastructural investments in Mainland China, banking facilities made available to the Group were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources for funding its ongoing operations as well as future expansion.

Apart from the aforesaid privatization of Henderson Cyber Limited, the Group did not undertake any significant acquisition or disposal of assets outside its core business during the period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2005 and 30th June, 2005 respectively are summarised as follows:

	As at 31st December, 2005 HK$'000	As at 30th June, 2005 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**174,692**	127,024
After 1 year but within 2 years	**54,672**	50,130
After 2 years but within 5 years	**35,664**	85,965
Total Bank Loans and Borrowings	**265,028**	263,119
Less: Cash at bank and in hand	**(2,471,007)**	(2,800,155)
Total Net Bank Deposits	**2,205,979**	2,537,036

Gearing Ratio

As interest rate continued to move upward during the period under review, the Group had adopted a more prudent financial management strategy. As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero reflecting in a position that was the same as that registered as at 30th June, 2005. The Group's profit from operations of HK$818 million, when added to an aggregate amount of HK$836 million representing the Group's share of operating profits less losses net of taxation of associates, covered the interest expense before capitalization of HK$6 million (corresponding financial period in FY2004: HK$7 million) by 275 times (corresponding financial period in FY2004 restated: 138 times).

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Capital Commitments

As at 31st December, 2005, capital commitments of the Group amounted to approximately HK$15 million, as compared with HK$21 million as at 30th June, 2005. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rental payable by the Group for retail shopping premises and these decreased to approximately HK$33 million as at the end of the period under review from HK$38 million that was recorded as at 30th June, 2005.

Contingent Liabilities

The Group did not record any outstanding contingent liabilities as at 31st December, 2005.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2005, the number of employees of the Group was about 1,450 as compared to about 1,400 employees as at 31st December, 2004. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total staff costs amounted to HK$100 million for the six-month period which ended on 31st December, 2005 and HK$128 million for the corresponding period of last year.

PROSPECTS

Benefiting from the Closer Economic Partnership Arrangements with the Mainland, Hong Kong has emerged as a two-way platform for businesses making entry to markets in the Mainland and the Asia Pacific region. Overseas and Mainland companies as well as investors have increased their demand for office space. It is anticipated that both rental and occupancy of office properties will continue to rise.

The rental properties of the Group are conveniently situate in the centre of new towns with busy pedestrian flow. In view of the sustained recovery in consumer spending led by improvement in local employment as well as the increased number of tourists under the "Individual Visit Scheme", the market for the retail sector has also recovered. These factors have contributed to bring about increase in rental income in respect of retail shops of the Group. In order to maintain the competitive position of its shopping arcades, the Group has regularly organised marketing promotional activities. In addition, the Group will continue to refurbish its core shopping arcades in phases and improve the tenant mix of these properties, with the aim to bring about increasing rental income.

The hotel business of the Group is expected to benefit from the favourable economic conditions in the global market and the number of large scale local tourist attractions now being put in place. It is anticipated that the number of tourist arrivals will continue to increase with the extension of the "Individual Visit Scheme" to more provinces and cities in the Mainland.

Both the Group's rental income and contributions from the Group's listed associates provide a stable recurrent income to the Group. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 22nd March, 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.